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March 15, 2005

Mr. George F. Ohsiek, Jr.
Branch Chief
Mail Stop 03-08
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Form 10-K for the fiscal year ended May 31, 2004
     File Date: August 27, 2004
     File No. 001-07848

     Form 10-Q for the periods ended August 31, 2004 and November 30, 2004

Dear Mr. Ohsiek:

We respond as follows to the Staff's supplemental comments received on February 28, 2005 relating to the above-captioned Annual Report on Form 10-K and quarterly report on Forms 10-Q. As previously agreed with the Staff, our response is hereby submitted on or before the 17th of March 2005. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided our response to each comment immediately thereafter.

Question #1 Cooperative advertising
We read your response to prior comment 4. Please confirm that in future filings you will disclose the nature of your cooperative advertising programs and other types of arrangements within the scope of EITF 01-09 and the statement of operations line items where each type of arrangement is included.

Response to Question #1
Commencing with the Company's filing on form 10-Q for the period ended February 28, 2005 the Company will disclose the nature of its cooperative advertising programs and other types of arrangements within the scope of EITF 01-09 and will disclose the statement of operations line items where each type of arrangement is included.

Question #2 Shipping and Handling
We read your response to prior comment 5. Please confirm that in future filings you will classify as revenue any amounts charged to customers for shipping and handling costs, as required by EITF 00-10.


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Response to Question #2
Commencing with the Company's filing on form 10-Q for the period ended February 28, 2005 the Company will classify as revenue any amounts charged to customers for shipping and handling costs, as required by EITF 00-10.

Question #3 - Certifications
We read your response to prior comment 13 and are unable to grant your request. Thus please amend your filing to revise your certifications to read exactly as set forth in Item 601 of Regulation S-K. As previously noted, please re-file the entire Form 10-K and not just the revised certifications.

Response to Question #3
The Company will amend its filing to revise its certifications to read exactly as set forth in Item 601 of Regulation S-K by re-filing its entire Form 10-K following completion of the Staff's review.

If you have any questions, please do not hesitate to contact me. My direct telephone number is 212-857-7672. My direct facsimile number is 212-697-3197.

Sincerely,


/s/ William H. Moryto
William H. Moryto
Vice President & Chief Financial Officer



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